EXHIBIT 2

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

We, our and BCE means BCE Inc., its subsidiaries and joint ventures.

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to United States GAAP should be read in conjunction with our unaudited interim consolidated financial statements for the nine months ended September 30, 2008. We believe that this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the interim periods shown. Material differences between Canadian GAAP and United States GAAP are quantified and described below:

CONSOLIDATED STATEMENTS OF OPERATIONS

For the period ended September 30	Three months		Nine months
(in $ millions, except share amounts) (unaudited)	2008	2007	2008	2007
Earnings from continuing operations – Canadian GAAP	290	447	994	1,545
Differences
Cost of revenue, exclusive of depreciation and amortization
Leases (i)	(5)	–	(15)	–
Selling, general and administrative expenses
Deferred costs and finite-life intangible assets (a)	–	1	–	(2)
Employee benefit plans (b)	1	(1)	16	5
Amortization expense
Deferred costs and finite-life intangible assets (a)	2	3	8	10
Capitalized interest (g)	(16)	(16)	(51)	(46)
Leases (i)	4	–	12
Other income (expense)
Income from joint ventures (d)	1	–	(1)	154
Net change in unrealized gains and losses on derivatives (e)	–	(9)	–	(22)
Sale of businesses (f)	–	–	–	(4)
Interest expense
Capitalized interest (g)	30	31	83	85
Income taxes
Tax effect of the above items	(5)	(4)	(15)	(51)
Unrecognized tax benefits (h)	(4)	(3)	(23)	(101)
Non-controlling interest	–	3	(8)	4
Earnings from continuing operations – U.S. GAAP	298	452	1,000	1,577
Discontinued operations – Canadian GAAP	(10)	(7)	(33)	124
Difference (f)	(1)	1	1	(115)
Discontinued operations U.S. GAAP	(11)	(6)	(32)	9
Net earnings – U.S. GAAP	287	446	968	1,586
Dividends on preferred shares – Canadian and U.S. GAAP	(32)	(34)	(94)	(97)
Net earnings applicable to common shares – U.S. GAAP	255	412	874	1,489
Net earnings per common share – basic, U.S. GAAP
Continuing operations	0.33	0.52	1.12	1.84
Discontinued operations	(0.01)	(0.01)	(0.04)	0.01
Net earnings	0.32	0.51	1.08	1.85
Net earnings per common share – diluted, U.S. GAAP
Continuing operations	0.33	0.52	1.12	1.84
Discontinued operations	(0.01)	(0.01)	(0.04)	0.01
Net earnings	0.32	0.51	1.08	1.85
Average number of common shares outstanding – basic (millions)	806.0	804.9	805.6	804.7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

For the period ended September 30	Three months		Nine Months
(in $ millions) (unaudited)	2008	2007	2008	2007
Other comprehensive loss, net of income taxes and non-controlling interest – Canadian GAAP	(90)	(84)	(110)	190
Difference
Net change in gains and losses on derivatives designated as cash flow hedges	–	4	–	11
Benefit plans (b) (c)	1	16	2	271
Other comprehensive (loss) income – U.S. GAAP	(89)	(64)	(108)	472
Net earnings – U.S. GAAP	287	446	968	1,586
Comprehensive income – U.S. GAAP	198	382	860	2,058

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30,	December 31,
(in $ millions) (unaudited)	2008	2007
Currency translation adjustment	(3)	(4)
Available-for-sale financial assets and derivatives designated as cash flow hedges (e)	(37)	74
Benefit plans (b) (c)
Net actuarial losses	(1,013)	(1,025)
Net past service costs	71	77
Net transitional obligations	(2)	2
Accumulated other comprehensive loss – U.S. GAAP	(984)	(876)

CONSOLIDATED BALANCE SHEETS

		September 30,			December 31,
		2008			2007
	Canadian		U.S.	Canadian		U.S.
(in $ millions) (unaudited)	GAAP	Differences	GAAP	GAAP	Differences	GAAP
ASSETS
Current assets
Cash and cash equivalents	2,578	–	2,578	2,655	–	2,655
Accounts receivable	1,852	–	1,852	1,911	–	1,911
Future income taxes	82	–	82	71	–	71
Inventory	368	–	368	264	–	264
Prepaid expenses	385	–	385	276	–	276
Current assets of discontinued operations	19	–	19	36	–	36
Total current assets	5,284	–	5,284	5,213	–	5,213
Capital assets
Property, plant and equipment (i) (g)	18,461	581	19,042	18,595	537	19,132
Finite-life intangible assets (a) (g)	2,631	49	2,680	2,475	47	2,522
Indefinite-life intangible assets	2,954	–	2,954	2,913	–	2,913
Total capital assets	24,046	630	24,676	23,983	584	24,567
Other long-term assets (l)	3,422	(924)	2,498	2,945	(1,211)	1,734
Goodwill (f)	5,717	64	5,781	5,855	64	5,919
Non-current assets of discontinued operations	14	–	14	86	–	86
Total assets	38,483	(230)	38,253	38,082	(563)	37,519
LIABILITIES
Current liabilites
Accounts payable and accrued liabilites	3,092	–	3,092	3,256	–	3,256
Interest payable	168	–	168	145	–	145
Dividends payable	43	–	43	337	–	337
Debt due within one year (i) (k)	1,381	8	1,389	717	(7)	710
Current liabilities of discontinued operations	13	–	13	38	–	38
Total current liabilities	4,697	8	4,705	4,493	(7)	4,486
Long-term debt (e) (i) (k)	9,997	30	10,027	10,621	36	10,657
Other long-term liabilities (l)	4,956	302	5,258	4,631	(5)	4,626
Non-current liabilities of discontinued operations	–	–	–	2	–	2
Total liabilities	19,650	340	19,990	19,747	24	19,771
Non-controlling interest	1,107	(340)	767	1,103	(348)	755
SHAREHOLDERS’ EQUITY
Preferred shares	2,770	–	2,770	2,770	–	2,770
Common shareholders’ equity
Common shares (j)	13,565	(65)	13,500	13,536	(65)	13,471
Contributed surplus (f)	2,539	(1,540)	999	2,537	(1,540)	997
Accumulated other comprehensive income (loss)	(42)	(942)	(984)	68	(944)	(876)
(Deficit) retained earnings	(1,106)	2,317	1,211	(1,679)	2,310	631
Total common shareholders’ equity	14,956	(230)	14,726	14,462	(239)	14,223
Total shareholders’ equity	17,726	(230)	17,496	17,232	(239)	16,993
Total liabilities and shareholders’ equity	38,483	(230)	38,253	38,082	(563)	37,519

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period ended September 30	Three months		Nine months
(in $ millions) (unaudited)	2008	2007	2008	2007
Cash flows from operating activities – Canadian GAAP	1,649	1,605	4,076	3,991
Differences
Deferred costs (a)	–	(1)	–	2
Capitalized interest (g)	30	31	83	85
Income from joint ventures (d)	1	–	–	7
Cash flows from operating activities – U.S. GAAP	1,680	1,635	4,159	4,085
Cash flows used in investing activities – Canadian GAAP	(1,586)	(764)	(2,927)	(2,386)
Differences
Deferred costs (a)	–	1	–	(2)
Capitalized interest (g)	(30)	(31)	(83)	(85)
Income from joint ventures (d)	(1)	–	–	327
Cash flows used in investing activities – U.S. GAAP	(1,617)	(794)	(3,010)	(2,146)
Cash flows used in financing activities – Canadian and U.S. GAAP	(190)	(945)	(1,250)	(2,272)
Cash flows used in continuing operations – U.S. GAAP	(127)	(104)	(101)	(333)
Cash flows used in discontinued operations activities – U.S. GAAP (d)	–	(3)	(2)	(9)
Cash flows used in discontinued investing activities – U.S. GAAP	29	1	28	20
Cash flows from discontinued financing activities – U.S. GAAP	(2)	–	(2)	–
Net decrease in cash and cash equivalents	(100)	(106)	(77)	(322)
Cash and cash equivalents at beginning of period	2,681	365	2,658	581
Cash and cash equivalents at end of period	2,581	259	2,581	259
Consists of:
Cash and cash equivalents of continuing operations	2,578	256	2,578	256
Cash and cash equivalents of discontinued operations	3	3	3	3
Total	2,581	259	2,581	259

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

All amounts are in millions of Canadian dollars, except where noted.

(a) Deferred Costs and Finite-life Intangible Assets

Under Canadian GAAP, certain expenses, such as development costs and pre-operating expenses, are deferred and amortized if they meet specified criteria. Under United States GAAP, these costs must be expensed as incurred.

(b) Employee Benefit Plans

Under United States GAAP, we recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively. We also recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period. Under Canadian GAAP, these amounts are not recorded on the balance sheet until the period in which they affect earnings.

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not permit pension valuation allowances. Differences also arise from the use of the corridor method to amortize actuarial gains and losses for Canadian GAAP purposes.

(c) Post-Employment Benefits

In 2007, we announced the phase-out of other post-employment benefits for future retirees over the next 10 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income (loss) of $209 million in June, 2007.

(d) Income from Joint Ventures

Under Canadian GAAP, we account for our interests in joint ventures using the proportionate consolidation method. Under United States GAAP, these interests would be accounted for using the equity method. This difference is not reflected in our United States GAAP reconciliation for those joint venture interests that qualify for the related accommodation provided by the United States Securities and Exchange Commission.

Our joint venture interests accounted for using the proportionate consolidation method are not material to our financial position or results of operations.

Certain joint venture interests have been accounted for as discontinued operations under Canadian GAAP. Under United States GAAP, we must continue to reflect these investments in continuing operations. Our proportionate interest in joint venture results of operations and any gain or loss on disposal are reclassified from discontinued operations under Canadian GAAP to continuing operations under United States GAAP.

(e) Derivative Instruments and Hedging Activities

Under Canadian GAAP, foreign-currency derivatives embedded in a non-financial instrument host contract are not bifurcated and separately accounted for when specified conditions are met. Differences may also arise with respect to the measurement of hedge ineffectiveness recorded in earnings.

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

(f) Sale of Businesses, Business Combinations and Goodwill

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Also, differences between Canadian GAAP and United States GAAP may cause corresponding differences in the carrying values of the net assets of disposed businesses, including those classified as discontinued operations. Changes in our ownership interest in these businesses will cause a corresponding difference in any resulting gains or losses.

BCE’s ownership interest in Bell Aliant was reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for United States GAAP purposes.

(g) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction. Under United States GAAP borrowing costs must be capitalized for all assets under construction.

(h) Income Taxes

Under United States GAAP, an income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not of being realized.

BCE and its subsidiaries are subject to either Canadian federal and provincial income tax, United States federal, state or local income tax. BCE has substantially concluded all Canadian federal and provincial income tax matters for the years through 1999. Canadian federal income tax returns for taxation years ended December 31, 2000 through December 31, 2006 are currently under examination by the Canada Revenue Agency, which to date has not proposed any significant adjustments. No material matters pertaining to United States federal, state or local income tax matters are currently outstanding.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in $ millions) (unaudited)
Balance at December 31, 2007	549
Increases based on tax positions related to the current year	10
Increases for tax positions of prior years	22
Balance at September 30, 2008	581

The balance of $581 million at September 30, 2008 includes $159 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. The disallowance of a shorter deductibility period would not affect the effective tax rate, except with respect to interest and penalties and the impact of declining income tax rates. The

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

remaining $422 million of unrecognized tax benefits would, if recognized, favourably affect the effective income tax rate in any future periods.

As at September 30, 2008, it was reasonably possible that BCE’s unrecognized tax benefits would significantly decrease, by an amount of up to $34 million, in the following twelve months as a result of the ascertainment of previous years’ tax filing positions.

BCE records interest and penalties related to income tax positions in income tax expense. For the nine months ended September 30, 2008, BCE recognized approximately $23 million in interest and penalties. BCE had accrued $167 million for interest and nil for penalties at September 30, 2008 and $144 million and nil respectively, at December 31, 2007.

(i) Leases

Under United States GAAP, leases entered into during the last 25% of the total estimated economic life of the leased asset are classified as operating leases unless we expect to obtain ownership of the leased asset by the end of the lease term. Under Canadian GAAP, we account for such leases as capital leases when we obtain substantially all of the benefits and risks incident to ownership of the leased asset.

(j) Share Issue Costs

Under United States GAAP, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge share issue costs to deficit.

(k) Debt Issue Costs

Under United States GAAP, debt issue costs incurred in connection with the issuance of debt securities or other long-term borrowings are recorded as deferred charges and amortized over the term of the debt. Under Canadian GAAP, these costs are classified with the corresponding debt on the balance sheet.

(l) Other Long-Term Assets and Other Long-Term Liabilities

	September 30,	December 31,
(in $ millions) (unaudited)	2008	2007
Other long-term assets
Deferred costs (a)	(17)	(23)
Employee benefit plans (b)	(1,355)	(1,792)
Future income taxes (h)	400	550
Debt issue costs (k)	48	54
	(924)	(1,211)

	September 30,	December 31,
(in $ millions) (unaudited)	2008	2007
Other long-term liabilities
Employee benefit plans (b)	624	213
Future income taxes and unrecognized tax benefits (h)	(322)	(218)
	302	(5)

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

(m) Guarantees

Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement. Under United States GAAP, these indemnifications are included in guarantees. At September 30, 2008, such indemnifications amounted to $330 million, of which $110 million expires in the current year, nil in 2009, $45 million in 2010, $5 million in 2011, $165 million in 2012 and thereafter, and $5 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(n) Fair Value Measurements

Our available-for-sale publicly-traded securities and equity forward contracts are recorded at fair value based on quoted prices in active markets for identical instruments. Our derivative instruments are recorded at fair value based on observable market data such as interest rates, yield curves and foreign exchange rates. The carrying value of these instruments is as follows:

	September 30,	December 31,
(in $ millions) (unaudited)	2008	2007
Available-for-sale publicly-traded securities	255	366
Equity forward contracts	18	20
Derivative instruments	(43)	(90)

(o) Future Accounting Changes

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for measuring fair value in United States GAAP and expands disclosures about fair value measurements. FAS 157 came into effect as of January 1, 2008 (see note (n)), except for certain non-financial assets, such as capital assets and goodwill, and non-financial liabilities in which case it is applicable for fiscal years beginning after November 15, 2008. We currently are evaluating the effect of adopting the remaining provisions of this new standard.

In December 2007, the FASB issued Statements No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), and No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“FAS 160”). These new standards will significantly change the financial accounting and reporting of business combination transactions and non-controlling interests in consolidated financial statements. The most significant changes resulting from FAS 141(R) and FAS 160 include requirements to:

  Recognize 100 percent of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100 percent controlling interest when the acquisition results in a change in control of the acquired entity;

  Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;

  Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings;

  Expense, as incurred, acquisition-related transaction costs;

  Capitalize acquisition-related restructuring costs only if certain criteria are met as of the acquisition date; and

  Classify non-controlling interest in subsidiaries as a separate component of equity.

These new standards are effective for fiscal years beginning after December 15, 2008. We currently are evaluating the impact of the adoption of these new standards.

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“FAS 161”), which amends the disclosure requirements for derivative instruments and hedging activities. FAS 161 requires additional disclosures about an entity’s use of derivative instruments and their effect on an entity’s financial position, financial performance, and cash flows. FAS 161 is applicable for fiscal years beginning after November 15, 2008. The adoption of this new standard will not have a material impact on our financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP FAS 133-1 and FIN 45-4”), which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives in hybrid instruments. FSP FAS 133-1 and FIN 45-4 also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of guarantees. FSP FAS 133-1 and FIN 45-4 is applicable for fiscal years and interim periods ending after November 15, 2008. The adoption of this new standard will not have a material impact on our financial position or results of operations.

(p) Comparative periods

We have reclassified some of the amounts for the comparative periods to make them consistent with the presentation for the current period.